FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 6, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts

Szabolcs Czenthe	Magyar Telekom IR	+36-1-458-0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457-6029
Linda László	Magyar Telekom IR	+36-1-457-6084
Márton Peresztegi	Magyar Telekom IR	+36-1-458-7382
investor.relations@telekom.hu

Interim management report - First nine months 2008 results

Focus on efficiency and repositioning

Budapest – November 6, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2008, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•      Revenues were down by 0.2% to HUF 502.8 bn (EUR 2030.1 m) in the first nine months of 2008 over the same period in 2007. Fixed line voice retail revenues decreased due to increasing competition coming from cable, mobile and alternative operators. Fixed line wholesale revenues were also down in all three markets, in Hungary mainly driven by the integration of international voice wholesale traffic by Deutsche Telekom since the beginning of this year. Declining fixed line voice revenues were partly offset by growth in mobile, SI/IT and internet revenues. Revenues were also supported by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn accounted in the second quarter of this year.

•      EBITDA was up by 5.4% to HUF 213.8 bn, with an EBITDA margin of 42.5%. Group EBITDA excluding investigation-related costs, severance payments and accruals increased by 2.9% year-on-year. (Investigation-related costs came to HUF 3.9 bn in the first nine months of 2008 against HUF 3.7 bn in the same period of 2007; severance payments and accruals, including headcount reduction-related costs and a portion attributable to contractual termination expense of key managers, were HUF 3.3 bn in the first nine months of 2008 and HUF 8.2 bn in the same period of 2007.) EBITDA margin without these special influences was 44.0%. The savings generated from the headcount reduction are reflected in the improved profitability, which was also helped by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn in the second quarter and by the Macedonian real estate sales with HUF 1.3 bn gain in the first quarter of 2008.

•      Profit attributable to equity holders of the company (net income) increased by 35.3%, from HUF 59.4bn (EUR 236.9 m) to HUF 80.4 bn (EUR 324.5 m). Besides higher EBITDA, the increase was also due to lower depreciation and net financial expenses in the first nine months of 2008.

•      Net cash generated from operating activities decreased from HUF 176.3 bn to HUF 153.8 bn. The higher EBITDA was offset by increased working capital requirements, mainly driven by the use of provisions related to the headcount reduction program and the reversal of provisions related to fixed to mobile traffic revenues. Net cash used in investing activities increased from HUF 38.6 bn to HUF 53.7 bn due to higher gross additions to tangible and intangible assets (capex). Net cash used in financing activities decreased significantly, from HUF 103.4 bn to HUF 76.2 bn as 2007 figures also include the dividends paid to shareholders in January 2007 for 2005 financials and the related financing requirement.

•      Additions to tangible and intangible assets increased from HUF 49.9 bn to HUF 60.7 bn. Of this, HUF 29.4 bn is related to the T-Com segment, HUF 27.1 bn to T-Mobile (within this, HUF 8.0 bn was spent on mobile broadband investment in Hungary), HUF 1.3 bn to T-Systems and HUF 2.9 bn to Group Headquarters and Shared Services.

•      Net debt decreased slightly from HUF 274.2 bn to HUF 271.2 bn by the end of September 2008. The net debt ratio (net debt to net debt plus total equity) was stable and stood at 32.3% at end-September 2008.

Christopher Mattheisen, Chairman and CEO commented: “While the first half of 2008 was dedicated to exploiting the potential from efficiency improvements, the third quarter was marked by a very focused marketing presence in line with our rebranding campaign launched in Hungary in September. The T-Home rebranding was coupled with an intensive advertising campaign and the introduction of several new offers in the Hungarian market. The increased promotional efforts are necessary to retain our customers in the fixed line segment and further increase the number of broadband customers, both in the fixed line and mobile markets. The integration of our operations, effective since the beginning of this year, has enabled us to exploit our unique position in the Hungarian market and launch bundled packages including triple play and fixed-mobile offers. We also launched the 3G-enabled iPhone with great success in August. Additionally, the recently announced fibre rollout program financed as part of our normal capex plans will help us to further improve the quality of our product offering in the future.

Although the third quarter results already reflect the difficulties we face in all our markets, we maintain our flat revenue target announced for this year and are revising our underlying EBITDA target (EBITDA excluding investigation- and headcount-reduction related expenses) upwards from a slight decline to flat compared to 2007. Both revenues and underlying EBITDA include the reversal of provisions related to fixed to mobile traffic revenues accounted in the second quarter this year.”

Q3 2008 results analysis

Group:

•      Revenues were down by 4.6% to HUF 167.1 bn in the third quarter of 2008 over the same period of last year. Retail fixed voice revenues are continuing to decrease driven by fixed to mobile substitution, while fixed wholesale revenues were down significantly both in Hungary and Montenegro (in Hungary this was mainly due to the integration of international voice wholesale traffic by Deutsche Telekom since beginning of this year). Driven by lower mobile termination rates in Hungary and increased competition in our international mobile markets, as well as unfavourable FX movements, mobile revenues also slightly decreased.

•      EBITDA decreased by 6.4% to HUF 69.5 bn and EBITDA margin was 41.6% in Q3 2008. Excluding the severance expenses (HUF 1.2 bn in Q3 2008 and HUF 1.0 bn in Q3 2007) and the investigation-related costs (HUF 0.5 bn in Q3 2008 and HUF 1.8 bn in Q3 2007), EBITDA was down by 7.5% and EBITDA margin was 42.6%. In addition to lower revenues, other operating costs increased, driven by the higher marketing expenses of the new campaigns.

•      Net income was up by 5.8% to HUF 26.7 bn as lower EBITDA was compensated by decreased depreciation and amortization expenses as well as lower income taxes. Depreciation expenses decreased by 17.1% in the third quarter due to the extension of the useful life of certain network assets from July 1, 2008.

T-Com

Revenues before elimination fell by 9.4% to HUF 71.0 bn in Q3 2008 compared to the same period last year, while EBITDA margin was 40.9%.

•      T-Com Hungary reported a revenue decline of 6.8% to HUF 56.7 bn in Q3 2008. The decline was driven by decreasing voice revenues, with increasing competition primarily from mobile and cable operators causing a continuous reduction in traffic and average tariff levels. Internet revenues were also slightly down, reflecting the slowdown in ADSL customer growth and the decline in average broadband price levels. The total number of broadband connections was close to 749,000 at end-September 2008, while the aforementioned competition resulted in an accelerated decline in the total number of fixed lines (down 8.6% at end-September 2008 compared to a year ago). Declining revenue-related payments and employee-related expenses could not offset the lower revenues; EBITDA was down by 7.3% to HUF 23.8 bn and EBITDA margin was 41.9%.

•      In Macedonia, revenues decreased by 7.2% to HUF 9.5 bn, as higher internet, data and equipment revenues could not offset the lower voice traffic revenues. Both retail and wholesale voice revenues declined due to increasing mobile substitution and competition from alternative operators. In addition, the unfavourable impact of FX movements further decreased HUF-denominated revenues and EBITDA (the HUF on average strengthened by 5.6% to the MKD over the period). EBITDA, as a result, was flat at HUF 4.6 bn and EBITDA margin was 48.8% in Q3 2008.

•      Revenues of T-Com Crna Gora were down by 35.4% to HUF 4.7 bn in Q3 2008. The decline in retail and wholesale traffic revenues was mainly driven by mobile substitution and significantly lower transit traffic from the mobile competitor Promonte. Revenues were also negatively influenced by the unfavourable impact of FX movements (the HUF on average strengthened by 5.8% to the EUR over the period). Although internet and data revenues continue to show a strong increase, they were only partially able to offset the declining voice revenues. EBITDA was down significantly to HUF 0.6 bn, which was also driven by headcount reduction-related severance expenses of HUF 0.9 bn accounted in the third quarter. EBITDA margin was 11.9% in Q3 2008.

T-Mobile

Revenues before elimination decreased by 2.5% to HUF 89.7 bn in the third quarter this year compared to the same period in 2007; EBITDA margin was 44.9%.

•      T-Mobile Hungary showed a slight revenue decrease of 0.6% to HUF 72.0 bn in the third quarter, as the growth in the customer base and expansion of value added service revenues could not offset the decline in wholesale voice revenues due to the cut in mobile termination rates in January 2008 and the lower retail revenues driven by continuously decreasing average tariff levels also due to the roaming regulation. T-Mobile Hungary maintained its market leader position with 43.8% share of total SIM cards at end-September 2008. Despite the continued rise in value added service revenues and usage, ARPU showed a 9.7% decrease year-on-year due to the declining tariff levels, the cut in mobile termination rates and roaming tariffs and the higher inactive ratio. Average acquisition cost per new customer decreased by 4.2% to HUF 6,550. The population-based coverage of our HSDPA network reached 63% by the end of September. EBITDA decreased by 2.7% to HUF 31.2 bn and EBITDA margin was 43.4% in the third quarter of 2008.

•      T-Mobile Macedonia reported a revenue decline of 5.5% to HUF 11.2 bn mainly due to the unfavourable impact of FX movements. The strong growth in the customer base and the improving customer mix were able to mostly offset the 15.9% decline in ARPU, which resulted from the continuous tariff decreases after the entrance of the third mobile operator. EBITDA decreased by 5.9% to HUF 6.3 bn and EBITDA margin was 56.5% in Q3 2008.

•      Revenues of T-Mobile Crna Gora decreased by 10.2% to HUF 5.6 bn in Q3 2008. Due to the market entry of the third mobile operator in Montenegro, tariff levels and international traffic decreased significantly. In addition, the unfavourable impact of FX movements had a further impact on the results. ARPU was down by 16.3% in the first nine months of 2008, driven by new offers with lower tariff levels and bundled minutes. EBITDA decreased by 34.1% to HUF 2.3 bn and EBITDA margin was 41.5% in Q3 2008.

•      Revenues of Pro-M, the TETRA service company, accounted HUF 1.5 bn in the third quarter of 2008. EBITDA was HUF 0.4 bn and the EBITDA margin reached 28.4% in the third quarter of 2008.

T-Systems

Revenues before elimination declined by 4.8% to HUF 18.9 bn. Due to the postponement of some major projects, SI/IT revenues were down by 2.5% in the third quarter of 2008, while voice revenues further declined mainly due to mobile substitution. Thanks to the integration efforts and improved operational efficiency, EBITDA was up by 32.2% to HUF 4.6 bn and EBITDA margin was 24.5% in Q3 2008. EBITDA was also helped by a one-time correction of earlier classification of costs by transferring voice-related payments from T-Systems to T-Com in the amount of HUF 0.5 bn in the third quarter.

Group Headquarters and Shared services

Revenues before elimination were down by 4.4% to HUF 5.5 bn. EBITDA increased by 16.7% to HUF -4.4 bn due to lower investigation-related expenses this year (HUF 0.5 bn in Q3 2008 compared to HUF 1.8 bn in Q3 2007) and the headcount reduction related severance expenses of HUF 0.7 bn accounted in Q3 2007.

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts relating to the operation of Magyar Telekom Group (“the Company”) in Montenegro, the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company or any of its subsidiaries had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal Company policy. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. The internal investigation is continuing. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the law enforcement authority of the Republic of Macedonia, the DOJ and the SEC, regarding the internal investigation. These U.S., Macedonian and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S., Macedonian and/or Hungarian law (the “Government investigations”).

During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation.

From May 2008 to date, the Ministry of Interior of the Republic of Macedonia has requested information and documents concerning procurement and dividend payment activities in Macedonia of Magyar Telekom’s Macedonian subsidiaries.

The Hungarian National Bureau of Investigation has informed us that it has closed its investigation as of May 20, 2008 without identifying any criminal activity.

The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

Magyar Telekom incurred HUF 3.9 bn expenses relating to the investigation in the first three quarters of 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of September 30, 2008 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remaining 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s first nine months 2008 results please visit our website

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM
Consolidated
Balance Sheets - IFRS
(HUF million)

	Sep 30, 2007	Sep 30, 2008	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	94,190	69,731	(26.0)%
Other financial assets	7,543	50,747	572.8%
Trade receivables	93,627	94,082	0.5%
Inventories	10,390	12,587	21.1%
Current recoverable income taxes	139	3,144	2,161.9%
Other assets	13,506	14,799	9.6%

Total current assets	219,395	245,090	11.7%

Non-current assets

Intangible assets	325,377	329,254	1.2%
Property, plant and equipment	522,007	518,285	(0.7)%
Investments in associates	4,455	3,512	(21.2)%
Other financial assets	29,274	25,373	(13.3)%
Deferred tax assets	2,251	905	(59.8)%

Total non-current assets	883,364	877,329	(0.7)%

Total assets	1,102,759	1,122,419	1.8%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	40,000	14,486	(63.8)%
Other financial liabilities	25,534	30,468	19.3%
Accrued interest	6,898	9,846	42.7%
Trade payables	67,594	74,665	10.5%
Other liabilities	37,881	37,890	0.0%
Provisions	9,428	14,059	49.1%
Income tax liabilities	3,938	4,839	22.9%

Total current liabilities	191,273	186,253	(2.6)%

Non-current liabilities

Loans from related parties	254,432	316,625	24.4%
Other financial liabilities	55,961	30,059	(46.3)%
Other liabilities	6,789	2,716	(60.0)%
Provisions	10,913	8,408	(23.0)%
Deferred tax liabilities	7,005	10,387	48.3%

Total non-current liabilities	335,100	368,195	9.9%

Total liabilities	526,373	554,448	5.3%

EQUITY

Issued capital	104,277	104,275	0.0%
Additional paid in capital	27,380	27,379	0.0%
Treasury shares	(1,179)	(1,179)	0.0%
Retained earnings	384,314	388,375	1.1%
Cumulative translation adjustment	(2,025)	(6,928)	242.1%
Shareholders’ equity	512,767	511,922	(0.2)%
Minority interests	63,619	56,049	(11.9)%
Total equity	576,386	567,971	(1.5)%

Total liabilities and equity	1,102,759	1,122,419	1.8%

MAGYAR TELEKOM
Consolidated
Income Statements - IFRS
(HUF million)

	9 months ended Sep 30,		%
	2007	2008	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	68,431	64,790	(5.3)%
Domestic outgoing traffic	39,521	40,983	3.7%
International outgoing traffic	7,922	5,994	(24.3)%
Value added and other services	5,748	4,760	(17.2)%
Voice - retail revenues	121,622	116,527	(4.2)%

Domestic incoming traffic	7,719	5,225	(32.3)%
International incoming traffic	15,764	11,194	(29.0)%
Voice - wholesale revenues	23,483	16,419	(30.1)%

Internet	43,032	45,381	5.5%
Data	20,425	21,460	5.1%
Multimedia	13,596	14,116	3.8%
Equipment	3,570	4,073	14.1%
Other fixed line revenues	6,947	9,454	36.1%

Fixed line revenues	232,675	227,430	(2.3)%

Voice - retail	146,533	147,959	1.0%
Voice - wholesale	34,263	34,471	0.6%
Visitor	5,692	4,693	(17.6)%
Non-voice	33,080	37,369	13.0%
Equipment and activation	15,419	14,616	(5.2)%
Other mobile revenues	6,809	6,242	(8.3)%

Mobile revenues	241,796	245,350	1.5%

System Integration/Information Technology revenues	29,173	30,054	3.0%

Total revenues	503,644	502,834	(0.2)%

Voice-, data- and Internet-related payments	(65,376)	(58,964)	(9.8)%
Cost of equipment	(28,918)	(28,049)	(3.0)%
Payments to agents and other subcontractors	(35,623)	(34,397)	(3.4)%
Total expenses directly related to revenues	(129,917)	(121,410)	(6.5)%
Employee-related expenses	(77,069)	(72,089)	(6.5)%
Depreciation and amortization	(85,586)	(79,184)	(7.5)%
Other operating expenses - net	(93,673)	(95,487)	1.9%

Total operating expenses	(386,245)	(368,170)	(4.7)%

Operating profit	117,399	134,664	14.7%

Net financial expenses	(23,133)	(20,696)	(10.5)%

Share of associates’ profits	457	717	56.9%

Profit before income tax	94,723	114,685	21.1%

Income tax	(24,855)	(24,020)	(3.4)%

Profit for the period	69,868	90,665	29.8%

Attributable to:
Equity holders of the Company (Net income)	59,422	80,381	35.3%
Minority interests	10,446	10,284	(1.6)%
	69,868	90,665	29.8%

MAGYAR TELEKOM
Consolidated
Cashflow Statements - IFRS
(HUF million)

	9 months ended Sep 30,		%
	2007	2008	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	69,868	90,665	29.8%
Depreciation and amortization	85,586	79,184	(7.5)%
Income tax expense	24,855	24,020	(3.4)%
Net financial expenses	23,133	20,696	(10.5)%
Share of associates’ profits	(457)	(717)	56.9%
Change in working capital	6,596	(19,396)	n.m.
Tax paid	(7,983)	(14,616)	83.1%
Dividend received	72	121	68.1%
Interest paid	(24,491)	(24,343)	(0.6)%
Interest received	3,929	5,522	40.5%
Other cashflows from operations	(4,826)	(7,310)	51.5%

Net cash generated from operating activities	176,282	153,826	(12.7)%

Cashflows from investing activities

Additions to tangible and intangible assets	(49,903)	(60,704)	21.6%
Change in payables relating to capital expenditures	(9,858)	(14,017)	42.2%
Purchase of subsidiaries and business units	(1,835)	(387)	(78.9)%
Cash acquired through business combinations	485	0	(100.0)%
Net proceeds from / (payments for) other financial assets	14,224	11,867	(16.6)%
Proceeds from disposal of subsidiaries	0	1,270	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	8,307	8,271	(0.4)%

Net cash used in investing activities	(38,580)	(53,700)	39.2%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(162,542)	(95,269)	(41.4)%
Net proceeds / (payments) of loans and other borrowings	59,190	19,062	(67.8)%

Net cash used in financing activities	(103,352)	(76,207)	(26.3)%

Exchange gains / (losses) on cash and cash equivalents	(367)	(1,854)	405.2%

Change in cash and cash equivalents	33,983	22,065	(35.1)%

Cash and cash equivalents, beginning of period	60,207	47,666	(20.8)%

Cash and cash equivalents, end of period	94,190	69,731	(26.0)%

Change in cash and cash equivalents	33,983	22,065	(35.1)%

Summary of key operating statistics

GROUP	Sep 30, 2007	Sep 30, 2008	% change

EBITDA margin	40.3%	42.5%	n.a.
Operating margin	23.3%	26.8%	n.a.
Net income margin	11.8%	16.0%	n.a.
CAPEX to Sales	9.9%	12.0%	n.a.
ROA	7.1%	9.5%	n.a.
ROE	15.3%	20.9%	n.a.
Net debt	274,194	271,160	(1.1)%
Net debt / net debt + total capital	32.2%	32.3%	n.a.
Number of employees (closing full equivalent)	11,852	10,564	(10.9)%

T-COM SEGMENT	Sep 30, 2007	Sep 30, 2008	% change

Hungarian fixed line operations

Fixed line penetration (1)	29.4%	27.5%	n.a.
Number of closing lines (1)
Residential	1,819,198	1,648,144	(9.4)%
Business	165,073	153,761	(6.9)%
Payphone	20,255	17,950	(11.4)%
ISDN channels	307,000	292,344	(4.8)%
Total lines	2,311,526	2,112,199	(8.6)%

Traffic in minutes (thousands) (1)
Local	2,005,337	1,825,371	(9.0)%
Long distance	683,011	630,765	(7.6)%
Fixed to mobile	277,547	231,334	(16.7)%

Domestic outgoing traffic	2,965,895	2,687,470	(9.4)%
International outgoing traffic	43,269	36,804	(14.9)%
Internet	345,784	123,868	(64.2)%
Total outgoing traffic	3,354,948	2,848,142	(15.1)%

Data products
ADSL connections	588,876	629,425	6.9%
Number of Internet subscribers
Dial-up	17,822	10,759	(39.6)%
Leased line	652	618	(5.2)%
DSL	384,072	426,006	10.9%
W-LAN	711	254	(64.3)%
Cable broadband	79,889	102,303	28.1%
Total retail Internet subscribers	483,146	539,940	11.8%
Total broadband Internet access	680,548	748,949	10.1%
Market share in the DSL broadband market (estimated)	82%	79%	n.a.
Market share in the dial-up market (estimated)	40%	30%	n.a.
Cable television customers	412,289	417,329	1.2%
IPTV customers	3,657	18,580	408.1%

Macedonian fixed line operations

Macedonian fixed line penetration	22.8%	21.6%	n.a.
Number of closing lines
Residential	410,087	386,060	(5.9)%
Business	42,571	39,588	(7.0)%
Payphone	2,028	1,692	(16.6)%
ISDN channels	44,224	45,450	2.8%
Total Macedonian lines	498,910	472,790	(5.2)%

Macedonian traffic in minutes (thousands)
Local	832,134	735,876	(11.6)%
Long distance	123,771	107,177	(13.4)%
Fixed to mobile	80,753	69,586	(13.8)%

Domestic outgoing traffic	1,036,658	912,639	(12.0)%
International outgoing traffic	18,652	17,016	(8.8)%
Internet	88,493	30,942	(65.0)%
Total outgoing Macedonian traffic	1,143,803	960,597	(16.0)%

Data products (Macedonia)
ADSL connections	24,840	85,223	243.1%
Number of Internet subscribers
Dial-up (2)	22,998	7,742	(66.3)%
Leased line	149	147	(1.3)%
DSL	24,840	85,223	243.1%
Total Internet subscribers	47,987	93,112	94.0%
Market share in the DSL broadband market (estimated)	43%	60%	n.a.
Market share in the dial-up market (estimated)	94%	96%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	30.5%	28.2%	n.a.
Number of closing lines
PSTN lines	167,640	162,502	(3.1)%
ISDN channels	21,770	22,398	2.9%
Total Montenegrin lines	189,410	184,900	(2.4)%

Montenegrin traffic in minutes (thousands)
Local	220,021	182,590	(17.0)%
Long distance	50,106	40,282	(19.6)%
Fixed to mobile	23,554	20,839	(11.5)%

Domestic outgoing traffic	293,681	243,711	(17.0)%
International outgoing traffic	53,799	40,819	(24.1)%
Internet	243,909	147,282	(39.6)%
Total outgoing Montenegrin traffic	591,389	431,812	(27.0)%

Data products (Montenegro)
ADSL connections	11,266	30,460	170.4%
Number of Internet subscribers
Dial-up	30,263	20,017	(33.9)%
Leased line	136	161	18.4%
DSL	11,266	30,460	170.4%
Total Internet subscribers	41,665	50,638	21.5%
Market share in the dial-up market (estimated)	98%	98%	n.a.
IPTV customers	0	12,521	n.a.

T-MOBILE SEGMENT	Sep 30, 2007	Sep 30, 2008	% change

Hungarian mobile operations

Mobile penetration	104.4%	117.2%	n.a.
Market share of T-Mobile Hungary	44.1%	43.8%	n.a.

Number of customers (RPC)	4,628,153	5,155,950	11.4%
Postpaid share in the RPC base	36.9%	38.3%	n.a.

MOU	147	152	3.4%

ARPU (HUF)	4,565	4,124	(9.7)%
Postpaid	8,726	7,839	(10.2)%
Prepaid	2,214	1,905	(14.0)%

Overall churn rate	15.8%	15.3%	n.a.
Postpaid	9.7%	9.4%	n.a.
Prepaid	19.2%	18.8%	n.a.

Enhanced services within ARPU (HUF)	667	691	3.6%
Average acquisition cost (SAC) per customer (HUF)	6,838	6,550	(4.2)%

Macedonian mobile operations

Macedonian mobile penetration	80.8%	106.1%	n.a.
Market share of T-Mobile Macedonia	63.2%	58.5%	n.a.

Number of customers (RPC)	1,065,910	1,301,183	22.1%
Postpaid share in the RPC base	23.4%	25.5%	n.a.

MOU	86	95	10.5%

ARPU (HUF)	3,092	2,600	(15.9)%

Montenegrin mobile operations

Montenegrin mobile penetration (3)	163.7%	212.0%	n.a.
Market share of T-Mobile Crna Gora (3)	36.3%	31.4%	n.a.

Number of customers (RPC)	391,314	461,931	18.0%
Postpaid share in the RPC base	16.3%	17.1%	n.a.

MOU	112	107	(4.5)%

ARPU (HUF)	3,537	2,961	(16.3)%

T-SYSTEMS SEGMENT	Sep 30, 2007	Sep 30, 2008	% change

Number of closing lines
Business	60,768	60,066	(1.2)%
Managed leased lines (Flex-Com connections) (1)	8,218	6,468	(21.3)%
ISDN channels	165,930	167,350	0.9%
Total lines	234,916	233,884	(0.4)%

Traffic in minutes (thousands)
Local	246,036	203,504	(17.3)%
Long distance	108,937	93,924	(13.8)%
Fixed to mobile	71,141	62,790	(11.7)%

Domestic outgoing traffic	426,114	360,218	(15.5)%
International outgoing traffic	22,130	19,209	(13.2)%
Internet	21,701	16,410	(24.4)%
Total outgoing traffic	469,945	395,837	(15.8)%

(1)   MT Plc. T-COM + Emitel (from October 1, 2007 Emitel merged with Magyar Telekom Plc.)

(2)   Dial-up Internet subscriber figures were reported according to the number of accounts in previous periods. One user may have several accounts (that can be inactive for longer time). In order to avoid the misleading picture of the Internet market, we now report the number of users. Previously published subscriber figures have been restated.

(3)   Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the nine months ended September 30, 2008

Exchange rate information

The Euro weakened by 3.0% against the Hungarian Forint year on year (from 250.76 HUF/EUR on September 30, 2007 to 243.17 HUF/EUR on September 30, 2008). The average HUF/EUR rate decreased from 250.86 in the first nine months of 2007 to 247.69 in the same period of 2008.

The U.S. Dollar depreciated by 4.3% against the Hungarian Forint year on year (from 176.84 HUF/USD on September 30, 2007 to 169.15 HUF/USD on September 30, 2008).

The Hungarian Forint strengthened year over year by 1.2% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a small extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts relating to the operation of Magyar Telekom Group (“the Company”) in Montenegro, the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company or any of its subsidiaries had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal Company policy. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. The internal investigation is continuing. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the law enforcement authority of the Republic of Macedonia, the DOJ and the SEC, regarding the internal investigation. These U.S., Macedonian and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S., Macedonian and/or Hungarian law (the “Government investigations”).

During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation.

From May 2008 to date, the Ministry of Interior of the Republic of Macedonia has requested information and documents concerning procurement and dividend payment activities in Macedonia of Magyar Telekom’s Macedonian subsidiaries.

The Hungarian National Bureau of Investigation has informed us that it has closed its investigation as of May 20, 2008 without identifying any criminal activity.

The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

Magyar Telekom incurred HUF 3.9 bn expenses relating to the investigation in the first three quarters of 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 4.2% in the first three quarters of 2008 compared to the same period last year, mainly driven by lower subscription fee revenues, lower outgoing traffic revenues (local, long distance and international) and decreased value-added revenues, partly offset by higher fixed to mobile (“F2M”) outgoing traffic revenues.

Subscription fee revenues decreased resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Makedonski Telekom were mainly driven by the decreased average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora (“T-Com CG”) resulting from tariff rebalancing in September 2007, when subscription fees for residential customers had been doubled.

Domestic outgoing fixed line traffic revenues in the first nine months of 2008 amounted to HUF 41.0 bn compared to HUF 39.5 bn in the same period last year. Domestic outgoing traffic revenues increased due to higher F2M outgoing traffic revenues at Magyar Telekom Plc. T-Systems and T-Com.

Pursuant to Section 18 (2) of MeHVM Decree No. 3/2002, the Company has the obligation to decrease the F2M tariffs of the universal services subscribers in Hungary by the amount of the decrease in the F2M termination rates. The National Communications Authority (the “NHH”) had claimed that the Company did not fulfill this obligation as a result of which the Company previously had recognized a provision in the amount of HUF 8.5 bn decreasing the F2M revenues in prior periods.

The NHH carried out an investigation about the Company’s compliance with the above obligation in a jurisdiction proceeding initiated on April 28, 2008. The Resolution adopted by the NHH on July 30, 2008 determined that the Company breached its obligation set out in the above mentioned decree and prohibited to pursue this illicit behavior in the future. In its resolution, however, the NHH also determined that following the change of tariff packages, the subscribers were given compensation in 2004 and 2005 that exceeded the compensation required by the effective decree and therefore Magyar Telekom does not have to pay any fines or further compensation to its customers.

We believe that it is unlikely that the NHH would commence an investigation from 2006 to the resolution date. Should such an investigation yet be initiated, we believe it is likely that the NHH would come to the same conclusion for that period as well, i.e. that we have sufficiently compensated our customers.

As a result, we released our provision built up to June 30, 2008 relating to the potential subscriber compensation in the amount of HUF 8.5 bn in the second quarter of 2008.

This increase in the F2M outgoing traffic revenues were mitigated by lower average per minute fees, lower usage and loss of fixed line customers mainly due to increasing competition from cable service providers and mobile substitution. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages out of which the Felezõ (Halving) and the Favorit packages were the most popular at September 30, 2008. The proportion of flat-rate packages was 30.2% within the total customer base of Magyar Telekom Plc. at September 30, 2008. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at T-Com CG primarily due to lower usage reflecting the effect of mobile substitution.

International outgoing fixed line traffic revenues amounted to HUF 6.0 bn in the first three quarters of 2008 compared to HUF 7.9 bn in the same period of 2007. The decrease was primarily due to lower outgoing international traffic revenues at T-Com CG driven by significant drop in outgoing minutes to Serbia and lower prices for international calls after rebalancing in September 2007. Lower international outgoing fixed line traffic revenues at Magyar Telekom Plc. and at Makedonski Telekom resulted from lower volume of minutes and decreased prices.

Value-added and other services revenues declined by 17.2% in the first nine months of 2008 as compared to the same period last year due to lower usage of value-added services (directory assistance, premium rate numbers, etc.) and lower amortization of deferred connection fee revenues at Magyar Telekom Plc. T-Com, which was partly offset by an increase in cable voice subscription fee revenues in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues decreased by 30.1% in the first three quarters of 2008 compared to the same period in 2007 driven mainly by lower international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the nine months ended September 30, 2008 decreased by 32.3% compared to the same period in 2007. Lower incoming revenues from mobile operators at T-Com CG resulted from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as from the end of January 2008 Promonte has its own direct network with Telekom Serbia. In addition, in March 2008 Promonte rerouted its outgoing international traffic over Serbia. Traffic revenues from mobile operators decreased also at Magyar Telekom Plc. mainly due to lower mobile-to-international traffic and lower termination rates. The decrease in incoming traffic revenues from other fixed line operators at Magyar Telekom Plc. resulted mainly from lower interconnection traffic. Lower incoming domestic traffic revenues at Makedonski Telekom relate to cancelled network access contracts for the transit of international traffic with mobile operators.

International incoming fixed line traffic revenues decreased to HUF 11.2 bn for the nine months ended September 30, 2008 compared to HUF 15.8 bn for the same period in 2007. International incoming traffic revenues decreased primarily at Magyar Telekom Plc.

driven by the change in the settlement of wholesale transit traffic. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. This decrease was partly offset by higher incoming international minutes. Lower international incoming traffic revenues at Makedonski Telekom resulted mainly from decreased incoming international traffic. The decrease in international incoming traffic revenues at T-Com CG was driven by the ceasing of transit traffic from Serbia as from the end of January 2008 Promonte has direct link with Telekom Serbia.

Internet revenues of the fixed line operations grew to HUF 45.4 bn in the first three quarters of 2008 compared to HUF 43.0 bn in the same period of 2007. This growth was due to strong volume increases in the number of ADSL connections and Internet subscribers mainly at our foreign subsidiaries. In Hungary, the increase in ADSL connections has slowed down, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. Higher IPTV customer base in Hungary and in Montenegro also positively affected Internet revenues. The number of ADSL connections grew to 629,425 by September 30, 2008 (from 588,876 a year earlier) and the number of retail Internet subscribers grew by 11.8% to 539,940 in Hungary. Within this, the proportion of higher revenue generating broadband Internet customers reached 98.0% at September 30, 2008. By the end of September 2008, the total number of our broadband connections was almost 749,000 in our Hungarian fixed line operations. Higher advertisement revenues in Hungary also contributed to the increase in Internet revenues. These increases were somewhat compensated by lower narrowband Internet revenues driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services.

Data revenues amounted to HUF 21.5 bn in the first nine months of 2008 compared to HUF 20.4 bn in the same period of 2007. The continuous migration of narrowband to broadband data products resulted in higher broadband revenues and lower narrowband revenues. Higher broadband retail revenues at Magyar Telekom Plc. T-Systems were due to new IP-VPN contracts. The increase in Makedonski Telekom’s broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines. Higher revenues at Combridge (Romania) also positively affected broadband data revenues.

Multimedia revenues amounted to HUF 14.1 bn in the first three quarters of 2008 as compared to HUF 13.6 bn in the same period of 2007. The small increase is mainly due to the growth in cable TV revenues resulting from the price increases effective from January 1, 2008 and the increase in average number of cable TV subscribers in Hungary.

Revenues from fixed line equipment increased by 14.1% for the nine months ended September 30, 2008 compared to the same period in 2007. The increase was mainly driven by higher revenues at Makedonski Telekom owing to more phonesets, ADSL modems and personal computers sold. This increase was somewhat offset by lower revenues at Magyar Telekom Plc. T-Com in line with less phonesets and ADSL modems sold.

Other fixed line revenues increased by 36.1% in the first nine months of 2008 compared to last year’s same period. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase is the result of higher other revenues at Magyar Telekom Plc. T-Com in line with higher revenues related to customer care service and higher revenues at Combridge.

Revenues from mobile telecommunications services amounted to HUF 245.4 bn for the nine months ended September 30, 2008 compared to HUF 241.8 bn for the same period in 2007 (a 1.5% increase). The small increase in mobile revenues resulted from higher non-voice revenues mainly at T-Mobile Hungary (“TMH”) and higher voice revenues at T-Mobile Macedonia (“T-Mobile MK”), largely offset by decreased voice-wholesale revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It remained stable and amounted to HUF 187.1 bn in the first three quarters of 2008. The increase at T-Mobile MK was due to higher voice-wholesale revenues resulting from higher incoming international traffic and also due to higher subscription fee revenues boosted by strong increase in the average number of postpaid customers. At T-Mobile Crna Gora (“T-Mobile CG”), the increase in voice-wholesale revenues was somewhat compensated by lower visitor revenues resulting from decreased volume of traffic. At TMH, the significant decrease in voice-wholesale revenues due to decreased termination fees was only partly counterbalanced by increased voice-retail revenues driven by higher average customer number and higher MOU. The decrease in roaming revenues reflects the impact of EU roaming regulation.

TMH’s average usage per customer per month measured in MOU increased by 3.4% from 147 minutes in the first nine months of 2007 to 152 minutes in the same period of 2008. TMH’s monthly average revenue per user (“ARPU”) decreased by 9.7% from HUF 4,565 in the first three quarters of 2007 to HUF 4,124 for the same period in 2008, mainly as a result of lower average per minute fees forced by strong competition and lower termination rates.

Mobile penetration reached 117.2% in Hungary and TMH accounts for 43.8% market share in the highly competitive mobile market at September 30, 2008 based on the total number of subscribers. TMH’s customer base increased by 11.4% year over year. The proportion of postpaid customers slightly increased to 38.3% at September 30, 2008 from 36.9% a year earlier.

Higher voice-retail revenues at T-Mobile MK were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher average number of mobile customers and higher MOU was partly offset by lower per minute rates. The number of T-Mobile MK customers considerably increased by 22.1% and reached 1,301,183 at September 30, 2008. T-Mobile MK’s average usage per customer per month measured in MOU increased by 10.5% from 86 minutes in the first nine months of 2007 to 95 minutes in the same period of 2008. The slight decrease in voice-retail revenues at T-Mobile CG was due to lower per minute fees and lower MOU, mostly compensated by the significantly higher customer base.

Voice-wholesale traffic revenues remained broadly stable and reached HUF 34.5 bn in the first nine months of 2008. Higher interconnection revenues at T-Mobile MK derived from increased incoming international traffic as well as higher interconnection traffic with Cosmofon and VIP. This increase was partially offset by decreased interconnection prices applied from August 2008. At T-Mobile CG, the growth resulted from increased interconnection fees with Promonte effective from May 2007 and higher volume of traffic. These increases were mostly offset by lower interconnection revenues at TMH in line with the decrease in termination rates from January 2008.

Higher non-voice revenues were primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS), while the increase at T-Mobile MK resulted from larger customer base, higher number of SMSs and increased mobile Internet usage.

Mobile equipment revenues showed a 5.2% decrease in the first three quarters of 2008 compared to the same period last year due to lower revenue from handset upgrades and also because the higher number of gross additions to customers could not fully offset the decrease in average handset prices at TMH. Mobile equipment revenues declined also at T-Mobile MK and T-Mobile CG due to lower average handset prices and lower equipment sales ratio.

System Integration (“SI”) and IT revenues increased to HUF 30.1 bn in the first nine months of 2008 from HUF 29.2 bn in the same period last year resulting from the stronger performance of our Hungarian SI/IT division. In 2008, the most important projects relate to outsourcing services, managed services, data warehouse development, network building and upgrades.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 59.0 bn in the first nine months of 2008 compared to HUF 65.4 bn in the same period of 2007. Lower outpayments at TMH were driven by lower mobile termination fees applied from January 2008 and by lower wholesale roaming fees, partly offset by increased traffic. Lower mobile outpayments at Magyar Telekom Plc. T-Com were due to the decreases in termination fees and lower volume of traffic. Payments to international operators decreased at Magyar Telekom Plc. T-Com resulting mainly from the previously mentioned change in the settlement of wholesale transit traffic. As from January 1, 2008 Deutsche Telekom became the sole international voice partner, Magyar Telekom does not have outpayments for international wholesale transit traffic to other foreign carriers. Voice-related payments dropped also at T-Com CG as Promonte and Telekom Serbia established their own direct link. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees with Promonte from May 2007 and increased traffic.

Employee-related expenses in the first three quarters of 2008 amounted to HUF 72.1 bn compared to HUF 77.1 bn in the same period of 2007 (a decrease of 6.5%). The decrease in employee-related expenses was mainly attributable to higher severance expenses in relation to the headcount reduction at Magyar Telekom Plc. and T-Mobile CG in the first nine months of 2007. Lower group headcount number which decreased from 11,852 on September 30, 2007 to 10,564 on September 30, 2008 also contributed to the decrease. These decreases were partly compensated by higher severance-related payments and provision at Makedonski Telekom, T-Com CG and KFKI in 2008.

Depreciation and amortization decreased by 7.5% to HUF 79.2 bn in the first nine months of 2008 from HUF 85.6 bn in the same period of 2007. Lower amount of depreciation is mainly driven by the decrease at TMH and also at Magyar Telekom Plc. T-Com due to change in the useful life of certain group of assets from January 1, July 1 and August 1, 2008.

Other operating expenses - net include HUF 27.0 bn materials and maintenance expenses, HUF 25.5 bn service fees, HUF 15.4 bn marketing expenses, HUF 11.5 bn fees and levies, HUF 7.8 bn consultancy and HUF 8.3 bn other expenses in the first three quarters of 2008. The slight increase in other net operating expenses was mainly driven by higher price of energy and higher rental fees at MT Plc. HQ deriving from higher rented area of major offices. These increases was mostly offset by higher other operating income at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak.

Operating Profit

Operating margin for the nine months ended September 30, 2008 was 26.8%, while operating margin for the same period in 2007 was 23.3%. The increase is due to the fact that while revenues remained stable, operating expenses decreased by 4.7% - the drivers of which are explained above.

Net financial expenses

Net financial expenses amounted to HUF 20.7 bn in the first nine months of 2008 compared to HUF 23.1 bn in the same period of 2007. Net financial expenses decreased mainly due to higher interest income at our Macedonian subsidiaries on bank deposits. In addition, higher net foreign exchange gain at Magyar Telekom Plc. also contributed to the decrease, resulting from the strengthening of HUF against the EUR.

Net financial expenses included HUF 1.3 bn net foreign exchange gain, HUF 24.8 bn interest expense, HUF 2.7 bn other financial expenses and HUF 5.5 bn interest and other financial income in the first three quarters of 2008.

Share of associates’ profits

Share of associates’ profits amounted to HUF 717 million for the nine months ended September 30, 2008 compared to HUF 457 million for the same period in 2007 reflecting higher results of M-RTL.

Income tax

Income tax expense decreased from HUF 24.9 bn for the first three quarters of 2007 to HUF 24.0 bn in the same period of 2008 mainly due to lower deferred tax charge.

Analysis of group balance sheets

Cash and cash equivalents, other current financial assets

Cash and cash equivalents decreased from HUF 94.2 bn at September 30, 2007 to HUF 69.7 bn at September 30, 2008, while other current financial assets increased from HUF 7.5 bn at September 30, 2007 to HUF 50.7 bn at September 30, 2008. This movement relates mainly to the increasing amount of bank deposits with original maturities over three months at the Macedonian and Montenegrin subsidiaries.

Loans and other financial liabilities

The current portion of loans and other financial liabilities decreased by HUF 20.6 bn by September 30, 2008, while non-current loans and other financial liabilities increased by HUF 36.3 bn by September 30, 2008 year over year, resulting from the different maturity structure of loans.

At September 30, 2008, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 32.3% at September 30, 2008 compared to 32.2% a year earlier.

Analysis of group cashflow

Net cash generated from operating activities decreased by 12.7% compared to the first nine months of 2007 and amounted to HUF 153,826 million in the first three quarters of 2008, due to the combined effect of strong increase in severance payments (mainly at Magyar Telekom Plc.) and higher EBITDA.

Net cash used in investing activities amounted to HUF 53,700 million in the first nine months of 2008, while it was HUF 38,580 million for the same period in 2007. This considerable increase in cash outflow is predominantly due to higher additions to tangible and intangible assets (mainly at Magyar Telekom Plc., Dataplex and Makedonski Telekom) and the change in other financial assets, somewhat offset by the proceeds from the sale of Montmak.

Net cash used in financing activities amounted to HUF 76,207 million in the first three quarters of 2008 compared to HUF 103,352 million in the same period of 2007. Dividends paid to shareholders decreased by HUF 67,273 million as Magyar Telekom Plc. paid dividend after the 2005 results in January 2007. Consequently, the significant decrease in the amount of loans received refers to the different financing need of dividend payments.

Analysis of segment results

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Group Headquarters and Shared services), of which T-Com and T-Mobile include Hungarian and foreign activities as well. All fixed line operations in the foreign countries are included in our T-Com segment.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, KFKI, IQSYS and EurAccount.

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Voice - retail revenues	107,829	100,061	(7.2)
Voice - wholesale revenues	34,852	25,906	(25.7)
Internet	42,632	43,996	3.2
Other revenues	45,415	48,775	7.4
Total revenues	230,728	218,738	(5.2)
EBITDA	93,268	93,404	0.1
Operating profit	50,240	53,637	6.8
Additions to tangible and intangible assets	21,995	29,448	33.9

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Voice - retail revenues	82,950	77,533	(6.5)
Voice - wholesale revenues	21,122	17,054	(19.3)
Internet	39,292	39,161	(0.3)
Other revenues	39,964	41,352	3.5
Total revenues	183,328	175,100	(4.5)
EBITDA	73,056	76,884	5.2
Operating profit	37,144	43,703	17.7

Makedonski Telekom

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	30,350	29,544	(2.7)
EBITDA	14,636	12,722	(13.1)

T-Com CG

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	17,277	14,013	(18.9)
EBITDA	5,486	3,766	(31.4)

Revenues in the T-Com segment decreased by 5.2% year over year driven by lower voice revenues, partly compensated by higher Internet and other revenues.

Voice-retail revenues experienced a decline in the segment mainly due to lower subscription revenues resulting from the decrease in average lines in Hungary. In addition, outgoing traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. These decreases were partly offset by the release of the F2M provision at Magyar Telekom Plc. and higher subscription revenues at T-Com CG driven by doubled subscription fees after rebalancing in September 2007.

Voice wholesale revenues decreased in Hungary due to lower incoming international traffic revenues driven by the change in the settlement of wholesale transit traffic. Traffic revenues from domestic operators also decreased at Magyar Telekom Plc. T-Com, due to lower termination rates and decrease in traffic. At T-Com CG, voice-wholesale revenues decreased because from January 2008, Promonte uses its own direct network with Telekom Serbia. Lower incoming international revenue at Makedonski Telekom was mainly due to lower volume of incoming international traffic.

Internet revenues increased by 3.2% in the first nine months of 2008 compared to the same period in the previous year driven by strong volume increases in the number of ADSL connections and Internet subscribers at our foreign subsidiaries as well as higher IPTV customer base in Hungary and in Montenegro.

Other revenues include data, multimedia, equipment, system integration and information technology revenues and miscellaneous other revenues. Higher equipment revenues reflect primarily the growth at Makedonski Telekom driven by more phonesets, ADSL modems and personal computers sold. Other revenues increased at Combridge and at Magyar Telekom Plc. T-Com resulting from higher revenues related to customer care services.

Operating profit of the T-Com segment increased by 6.8%. While total revenues decreased by 5.2%, operating expenses declined by 8.5% owing to lower voice-related payments, depreciation and amortization, employee-related expenses and other operating expenses-net.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Voice - retail	147,554	148,784	0.8
Voice - wholesale	45,173	43,072	(4.7)
Visitor	7,946	6,752	(15.0)
Non-voice	32,971	37,154	12.7
Equipment and activation	15,438	14,666	(5.0)
Other revenues	8,692	8,274	(4.8)
Total revenues	257,774	258,702	0.4
EBITDA	114,691	115,984	1.1
Operating profit	79,963	84,774	6.0
Additions to tangible and intangible assets	24,528	27,100	10.5

T-Mobile Hungary

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Voice - retail	122,186	122,403	0.2
Voice - wholesale	36,462	33,073	(9.3)
Visitor	4,718	3,976	(15.7)
Non-voice	27,552	31,907	15.8
Equipment and activation	13,443	13,193	(1.9)
Other revenues	3,917	4,330	10.5
Total revenues	208,278	208,882	0.3
EBITDA	89,668	91,908	2.5
Operating profit	61,862	67,613	9.3

Pro-M (Tetra)

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	5,253	4,964	(5.5)
EBITDA	1,460	1,334	(8.6)

T-Mobile Macedonia

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	31,417	32,768	4.3
EBITDA	17,503	18,371	5.0

T-Mobile Crna Gora

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	13,969	13,618	(2.5)
EBITDA	6,060	4,371	(27.9)

Revenues in the T-Mobile segment remained stable in the first three quarters of 2008 compared to the same period of 2007 as higher non-voice revenues at TMH and higher voice revenues at T-Mobile MK were offset by lower voice revenues at TMH.

TMH’s voice-retail revenues remained flat since increased average customer base and higher MOU could not compensate the decrease in tariff levels. Revenues from call terminations declined at TMH primarily due to decreases in termination fees from January 1, 2008. Lower visitor revenues reflect the impact of roaming fee regulation in the European Union. Non-voice revenues at TMH increased due to higher access revenues in line with wider usage of mobile Internet.

While total revenues increased only by 0.3%, operating expenses decreased by 3.5% year over year resulting in 9.3% higher operating profit at TMH. Operating expenses decreased due to the combined effect of decreased payments to other mobile operators in line with lower termination and roaming fees, lower depreciation and amortization, increased other net operating expenses and higher cost of equipment.

Total revenues of T-Mobile MK increased by 4.3% in the first nine months of 2008 mainly due to higher average customer base and higher MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 22.1%, to 1,301,183 including 969,118 prepaid customers on September 30, 2008. T-Mobile MK had a 58.5% share in the Macedonian mobile market and mobile penetration was 106.1% at the end of September 2008. Higher subscription revenues are in line with the significantly higher postpaid customer base, partly offset by lower subscription fees. Higher voice-wholesale revenues were due to higher international traffic in line with higher subscriber base of the Macedonian mobile operators.

Total operating expenses of T-Mobile MK increased by 1.9% deriving from higher marketing expenses, higher provisions for legal cases and increased payments to other domestic operators, partly offset by lower cost of equipment.

Total revenues of T-Mobile CG amounted to HUF 13.6 bn in the first three quarters of 2008 compared to HUF 14.0 bn in the same period of 2007. This decrease was primarily attributable to lower non-voice and visitor revenues as well as decrease in equipment revenues. Higher voice-wholesale revenues were driven by the change in interconnection fees with Promonte from May 2007 and with T-Com CG from September 2007 as well as due to increased traffic.

Operating profit at T-Mobile CG decreased by 43.2% and amounted to HUF 2.2 bn in the first nine months of 2008 driven by higher operating expenses. The growth in operating expenses was mainly due to higher net other operating expenses and the increase in voice-related payments, partly offset by lower employee-related expenses.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, KFKI and IQSYS.

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Voice revenues	13,379	16,737	25.1
SI/IT revenues	28,253	29,727	5.2
Other revenues	15,104	14,961	(0.9)
Total revenues	56,736	61,425	8.3
EBITDA	11,561	19,307	67.0
Operating profit	7,175	14,824	106.6
Additions to tangible and intangible assets	1,451	1,251	(13.8)

The increase of 8.3% in the revenues of T-Systems segment primarily resulted from higher F2M outgoing traffic revenues (due to release of provision) and higher SI/IT revenues due to the new managed service and operating projects started in 2008.

Operating profit increased by 106.6% due to the significant revenue growth as well as lower revenue-related payments and lower net other operating expenses, partly offset by higher employee-related expenses.

Group Headquarters and Shared services segment

Group Headquarters and Shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	9 months ended Sep 30, 2007	9 months ended Sep 30, 2008	Change (%)
Total revenues	17,460	16,338	(6.4)
EBITDA	(16,535)	(14,847)	(10.2)
Operating profit	(19,979)	(18,571)	(7.0)
Additions to tangible and intangible assets	1,929	2,905	50.6

The Group Headquarters and Shared services segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower employee-related expenses due to lower severance expense and lower headcount in the first three quarters of 2008.

Significant events between the end of the quarter and the publishing of the “Interim management report”

On October 6, 2008 an agreement was reached with the trade unions, stating that Magyar Telekom will be able to make up to 300 parent company employees redundant by the end of 2009. The majority of the headcount reduction will be implemented in the first quarter of 2009 and the subsequent savings in employee-related expenses are expected to reach around HUF 1.8 bn on an annual basis. The severance expenses related to the headcount reduction and also including quality replacements will reach HUF 5 bn and will be accounted in the fourth quarter of 2008. The trade union agreement also sets next year’s wage increase for parent company employees at 5.6% from April 2009.

On October 21, 2008 Magyar Telekom announced the details of share purchase transactions carried out by its senior officers on October 20, 2008.

name	position	number of shares bought	average price	investment service provider	number of shares held following the transaction
Christopher Mattheisen	CEO and Chairman of the Board of Directors	15,920	HUF 617	Raiffeisen Bank Zrt.	19,041
Éva Somorjai	Chief Human Resources Officer	2,300	HUF 611	Concorde Értékpapír Zrt.	2,300
György Simó	Chief Operating Officer, Alternative Businesses and Corporate Development BU	5,000	HUF 595	Concorde Értékpapír Zrt.	5,000

On October 22, 2008, Magyar Telekom announced that István Maradi, Chief Technology and IT Officer of Magyar Telekom, had purchased 8,470 Magyar Telekom shares at an average price of HUF 591 per share on the Budapest Stock Exchange, with the assistance of CIB Bank Zrt. as investment service provider. Following the transaction István Maradi owns 8,470 Magyar Telekom shares.

On October 22, 2008, Magyar Telekom announced that the Board of the NHH had published its draft resolution regarding the Hungarian mobile voice termination fees for the next three years.

The NHH proposes the following mobile voice termination fees for the next three years (net of VAT):

Fees until end-2008		From January, 2009	From January, 2010	From December, 2010
19.75 HUF/min	Magyar Telekom/T-Mobile	16.84 HUF/min	14.13 HUF/min	11.86 HUF/min
20.29 HUF/min	Pannon	16.84 HUF/min	14.13 HUF/min	11.86 HUF/min
20.99 HUF/min	Vodafone	16.84 HUF/min	14.13 HUF/min	11.86 HUF/min

The final resolution is expected to be published by the end of 2008.

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2008 – September 30, 2008
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒
Consolidated	☒	☐
Accounting principles	Hungarian ☐	IFRS ☒	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification (1)
Stonebridge	mMKD 21,195	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
Pro-M	5,200	100.00%	100.00%	L
Investel	4,453	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
KFKI	2,000	100.00%	100.00%	L
Dataplex	1,850	100.00%	100.00%	L
IQSYS	1,000	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
EurAccount	450	100.00%	100.00%	L
[origo]	282	100.00%	100.00%	L
TeleData	39	50.98%	50.98%	L
Kitchen Budapest	25	100.00%	100.00%	L
M Factory	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
Novatel EOOD	mBGN 5.19	100.00%	100.00%	L
Orbitel	mBGN 12.82	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mUAH 1.68	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Combridge	mRON 29.8	100.00%	100.00%	L
Hunsat	100	50.00%	50.00%	K
IKO-Telekom	3,200	50.00%	50.00%	K
NETREKÉSZ	9	33.33%	33.33%	T

(1) Full (L); Jointly Managed (K); Associated (T)

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	4,980
Future obligations from rental and operating lease contracts	37,469
Contractual commitments for capital expenditures	14,476

TSZ1/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,744	7,008	6,155
Group	11,852	11,723	10,564

TSZ1/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,008	6,214	6,156	6,155
Group	11,723	10,897	10,559	10,564

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total share capital
	Opening (January 1st, 2008)			Closing (September 30th, 2008)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	5.73	5.74	59,794,162	5.26	5.26	54,809,741
Foreign institution/company	84.58	84.70	881,942,640	87.32	87.44	910,452,047
Domestic individual	1.58	1.58	16,474,622	1.71	1.72	17,866,576
Foreign individual	0.02	0.02	186,435	0.01	0.01	130,387
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.14	0.00	1,503,541	0.14	0.00	1,503,541
Government held owner	0.02	0.02	182,715	0.02	0.02	208,265
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	6.67	6.68	69,569,729	4.39	4.39	45,746,855
Depositaries	1.26	1.26	13,091,771	1.15	1.16	12,028,203
Total	100.00	100.00	1,042,745,615	100.00	100.00	1,042,745,615

*Category “Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the period

	1, January	31, March	30, June	30, September	31, December
Company	1,503,541	1,503,541	1,503,541	1,503,541
Subsidiaries	0	0	0	0
Total	1,503,541	1,503,541	1,503,541	1,503,541

RS3. List and description of shareholders with more than 5% ownership (at the end of the period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,438,581	59.21	59.30	Strategic owner

TSZ2. Senior officers, strategic employees

			Beginning	End(2)	No. of shares held as of Sep	No. of shares
Type(1)	Name	Position	of assignment		30	held as of Nov 6
SE	Christopher	Chairman-CEO	December 5, 2006	—	3,121	19,041
BM	Mattheisen	Board Member	December 21, 2006
SE	Thilo Kusch	Chief Financial Officer	October 1, 2006	—	0	0
BM		Board Member	November 6, 2006
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000	1,000
BM	Michael Günther	Board Member	April 26, 2002	—	0	0
		Remuneration Committee Member
BM	Lothar Alexander Harings	Board Member	April 25, 2008	—	0	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0	0
BM	Gregor Stücheli	Board Member	April 25, 2008	—	0	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0	0
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007	—	20	20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006	—	0	0
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006	—	0	0
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0	0
SBM	Mrs. Zsolt Varga	Supervisory Board Member	April 25, 2008	—	1	1
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	320	320
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	22,533	22,533
SE	István Maradi	Chief Technology and IT Officer	April 1, 2007	—	0	8,470
SE	István Papp	Chief Operating Officer, Business Services BU	October 16, 2007	—	0	0
SE	György Simó	Chief Operating Officer, Alternative Businesses and Corporate Development BU	September 20, 2006	—	0	5,000
SE	Éva Somorjai	Chief Human Resources Officer	April 1, 2007	—	0	2,300
SE	János Winkler	Chief Operating Officer, Consumer Services BU	March 1, 2006	—	0	0
Own share property total:					33,267	64,957

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2) Members of the Board of Directors and Supervisory Board serve until May 31, 2010.

Change in the organizational structure

Mr. Horst Hermann, a member of Magyar Telekom’s Board of Directors, has resigned from his position as of August 15, 2008.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, November 6, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:

Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: November 6, 2008